UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Sprott Resource Lending Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

85207J100
(CUSIP Number)

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario
Canada  M5J 2J1
Telephone - (416) 943-4065

Dundee Corporation
1 Adelaide Street East, Suite 2100
Toronto, Ontario
Canada  M5C 2V9
Telephone – (416) 350 3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

  *    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

14,955,517

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

14,955,517

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*14,955,517

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*10.2%

14.	TYPE OF REPORTING PERSON

CO

*  Sprott Inc. has entered into voting and support agreements with directors, officers and certain shareholders of Sprott Resource Lending Corp.  As such, Sprott Inc. may be deemed to be a member of a group with such persons and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Murray Sinclair

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

7,002,430

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

7,002,430

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*7,002,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*4.8%

14.	TYPE OF REPORTING PERSON

IN

*  Murray Sinclair has entered into voting and support agreements with Sprott Inc..  As such, Mr. Sinclair may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Black

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

100,416

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

100,416

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*100,416

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  David Black has entered into voting and support agreements with Sprott Inc.  As such, Mr. Black may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Bayley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,050,219

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

3,050,219

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,050,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*2.1%

14.	TYPE OF REPORTING PERSON

IN

*  Brian Bayley has entered into voting and support agreements with Sprott Inc..  As such, Mr. Bayley may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Murray John

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

100,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

100,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  Murray John has entered into voting and support agreements with Sprott Inc.  As such, Mr. John may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Peniuk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

20,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

20,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*20,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.0%

14.	TYPE OF REPORTING PERSON

IN

*  Dale Peniuk has entered into voting and support agreements with Sprott Inc.  As such, Mr. Peniuk may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stewart Robertson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

100,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

100,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  Stewart Robertson has entered into voting and support agreements with Sprott Inc.  As such, Mr. Robertson may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Dimitriadis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

31,250

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

31,250

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*31,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.0%

14.	TYPE OF REPORTING PERSON

IN

*  Paul Dimitriadis has entered into voting and support agreements with Sprott Inc.  As such, Mr. Dimitriadis may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter Grosskopf

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,000,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

2,000,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*1.4%

14.	TYPE OF REPORTING PERSON

IN

*  Peter Grosskopf has entered into voting and support agreements with Sprott Inc.  As such, Mr. Grosskopf may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Narinder Nagra

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

200,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

200,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  Narinder Nagra has entered into voting and support agreements with Sprott Inc.  As such, Mr. Nagra may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jim Grosdanis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

94,000

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

94,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*94,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  Jim Grosdanis has entered into voting and support agreements with Sprott Inc.  As such, Mr. Grosdanis may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Steuter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

180,200

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

180,200

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*180,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*0.1%

14.	TYPE OF REPORTING PERSON

IN

*  Andrew Steuter has entered into voting and support agreements with Sprott Inc.  As such, Mr. Steuter may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arthur Richards Rule

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

9,251,293

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

9,251,293

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*9,251,293

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*6.3%

14.	TYPE OF REPORTING PERSON

IN

*  Arthur Richards Rule has entered into voting and support agreements with Sprott Inc.  As such, Mr. Rule may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dundee Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

15,483,334

8.	SHARED VOTING POWER

*0

9.	SOLE DISPOSITIVE POWER

15,483,334

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*15,483,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*10.5%

14.	TYPE OF REPORTING PERSON

CO

*  Dundee Corporation has entered into voting and support agreements with Sprott Inc.  As such, Dundee Corporation may be deemed to be a member of a group with Sprott Inc. and therefore may be deemed to beneficially own as of the record date for the Shareholder Meeting currently scheduled for June 25, 2013, and to have the shared power to vote, 54,704,239 Common Shares, representing approximately 37.2% of the issued and outstanding Common Shares (on an undiluted basis).

CUSIP No.	85207J100

Item 1.	Security and Issuer.

The name of the issuer is Sprott Resource Lending Corp., a corporation organized in the Province of Ontario, Canada (the "Issuer").  The address of the Issuer's principal executive offices is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.  This Schedule 13D relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that: (1) Sprott Inc., a corporation organized in the Province of Ontario, Canada; (2) Murray Sinclair, a citizen of Canada; (3) David Black, a citizen of Canada; (4) Brian Bayley, a citizen of Canada; (5) Murray John, a citizen of Canada; (6) Dale Peniuk, a citizen of Canada; (7) Stewart Robertson, a citizen of Canada; (8) Paul Dimitriadis, a citizen of Canada; (9) Peter Grosskopf, a citizen of Canada; (10) Narinder Nagra, a citizen of Canada; (11) Jim Grosdanis, a citizen of Canada; (12) Andrew Steuter, a citizen of Canada; (13) Arthur Richards Rule, a citizen of the United States of America; and (14) Dundee Corporation, a corporation organized in the Province of Ontario, Canada, (referred to herein as the “Reporting Persons”) collectively beneficially own 37.2% of the outstanding Shares.

(b)
The principal business address of Sprott Inc. and Arthur Richards Rule is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1.

The principal business address of Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis and Andrew Steuter is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.

The principal business address of Dundee Corporation is 1 Adelaide Street East, Suite 2100, Toronto, Ontario, Canada M5C 2V9.

(b), (c)
The principal occupation of Murray Sinclair is serving as the Non-Executive Chairman and as a Resource Lending Advisor for the Issuer.  Mr. Sinclair also serves as a Director of the Issuer and as a Director of Dundee Corporation.

David Black is retired.  He is serving as Lead Director of the Issuer.

The principal occupation of Brian Bayley is serving as a Resource Lending Advisor to the Issuer.  Mr. Bayley is also serving as a Director of the Issuer.

The principal occupation of Murray John is serving as President and Chief Executive Officer of Dundee Resources Limited and as Vice President and Portfolio Manager with Ned Goodman Investment Counsel.  Mr. John is also serving as a Director of the Issuer.

The principal occupation of Dale Peniuk is serving as a Chartered Accountant, a corporate director and a consultant.  Mr. Peniuk is also serving as a Director of the Issuer.

The principal occupation of Stewart Robertson is serving as President of the Crerar Group of Companies.  Mr. Robertson is also serving as a Director of the Issuer.

The principal occupation of Paul Dimitriadis is serving as the Chief Operating Officer of Sprott Consulting GP Inc., Sprott Consulting Limited Partnership, and Sprott Resource Corp.  Mr. Dimitriadis is also serving as a Director of the Issuer.

The principal occupation of Peter Grosskopf is serving as the Chief Executive Officer of the Issuer and as the Chief Executive Officer of Sprott Inc.  Mr. Grosskopf also serves as a Director of the Issuer and as a Director of Sprott Inc.

The principal occupation of Narinder Nagra is serving as the President and Chief Operating Officer of the Issuer.

The principal occupation of Jim Grosdanis is serving as the Chief Financial Officer of the Issuer.

The principal occupation of Andrew Steuter is serving as Vice President, Origination of the Issuer.

The principal occupation of Arthur Richards Rule is serving as the President and Chief Executive Officer of Sprott US Holdings, Inc.  Mr. Rule also serves as a Director of Sprott Inc.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sprott Inc. is set forth in Schedule A attached hereto.  The principal business address of each person is the principal business address of Sprott Inc.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Dundee Corporation is set forth in Schedule B attached hereto.  The principal business address of each person is the principal business address of Dundee Corporation.

(d)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by Sprott Inc. came from the working capital of Sprott Inc.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The Shares beneficially owned by Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis and Andrew Steuter were granted to them by the Issuer as part of the individual employee’s remuneration package or were purchased by them in their individual capacities for investment purposes.  No borrowed funds from the Issuer were used to purchase the Shares.

The Shares beneficially owned by Arthur Richards Rule were purchased for investment purposes.  No borrowed funds from the Issuer were used to purchase the Shares.

Dundee Corporation is a holding company and the Shares it beneficially owns came from its the working capital.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes.
On May 8, 2013, Sprott Inc. and the Issuer’s board of directors entered into an arrangement agreement (the “Arrangement Agreement”) whereby Sprott Inc. will acquire all of the issued and outstanding Shares of the Issuer, and the Issuer’s shareholders will receive $0.15 in cash and 0.5 of a common share of Sprott Inc. for each Share held.  The Arrangement Agreement must be approved by a resolution passed at an Annual and Special Meeting of Shareholders (the “Meeting”), which is currently scheduled to be held by the Issuer on June 25, 2013.  Directors and officers of the Issuer and certain shareholders, holding in total approximately 39.5 million Shares representing 26.9% of the voting rights attached to the issued and outstanding Shares (on an undiluted basis) as of the record date for the Meeting, have entered into voting and support agreements with the Sprott Inc. (each a “Support Agreement”), agreeing to support and vote in favor of the Arrangement Agreement.  As such, Sprott Inc. may be deemed to be a member of a group with each signatory to a Support Agreement and therefore each of such persons may be deemed to beneficially own as of the record date for the Meeting, and to have the shared power to vote, 54,704,239 Shares, representing approximately 37.2% of the Shares.  The signatories to the Support Agreements are Sprott Inc., Murray Sinclair, David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Narinder Nagra, Jim Grosdanis, Andrew Steuter, Arthur Richards Rule and Dundee Corporation (each listed as a “Reporting Person” herein).  Donald Copeland, a Director of the Issuer, is also a signatory to a Support Agreement; however, he does not currently beneficially own any Shares.  If the Issuer obtains the requisite approval of shareholders, and other requisite judicial and regulatory approvals, the Arrangement Agreement is expected to close on or about July 2, 2013.

Further information about the Meeting and the shareholder vote is set forth in Exhibit (a)(1) to the Information Circular dated May 24, 2013 (the “Information Circular”) filed by the Issuer on Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) on May 31, 2013.  A copy of the Arrangement Agreement is included as Appendix C to the Information Circular.  Copies of the Support Agreements can be found in Schedule E of Appendix C of the Information Circular.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Sprott Inc. may be deemed to be the beneficial owner of 14,955,517 Shares, constituting 10.2% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Sprott Inc. has the sole power to vote or direct the vote of 14,955,517 Shares and the shared power to vote or direct the vote of 0 Shares.  Sprott Inc. has the sole power to dispose or direct the disposition of 14,955,517 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Murray Sinclair may be deemed to be the beneficial owner of 7,002,430 Shares, constituting 4.8% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Murray Sinclair has the sole power to vote or direct the vote of 7,002,430 Shares and the shared power to vote or direct the vote of 0 Shares.  Murray Sinclair has the sole power to dispose or direct the disposition of 7,002,430 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, David Black may be deemed to be the beneficial owner of 100,416 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  David Black has the sole power to vote or direct the vote of 100,416 Shares and the shared power to vote or direct the vote of 0 Shares.  David Black has the sole power to dispose or direct the disposition of 100,416 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Brian Bayley may be deemed to be the beneficial owner of 3,050,219 Shares, constituting 2.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof. Brian Bayley has the sole power to vote or direct the vote of 3,050,219 Shares and the shared power to vote or direct the vote of 0 Shares. Brian Bayley has the sole power to dispose or direct the disposition of 3,050,219 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Murray John may be deemed to be the beneficial owner of 100,000 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Murray John has the sole power to vote or direct the vote of 100,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Murray John has the sole power to dispose or direct the disposition of 100,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Dale Peniuk may be deemed to be the beneficial owner of 20,000 Shares, constituting 0.0% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Dale Peniuk has the sole power to vote or direct the vote of 20,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Dale Peniuk has the sole power to dispose or direct the disposition of 20,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Stewart Robertson may be deemed to be the beneficial owner of 100,000 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Stewart Robertson has the sole power to vote or direct the vote of 100,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Stewart Robertson has the sole power to dispose or direct the disposition of 100,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Paul Dimitriadis may be deemed to be the beneficial owner of 31,250 Shares, constituting 0.0% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Paul Dimitriadis has the sole power to vote or direct the vote of 31,250 Shares and the shared power to vote or direct the vote of 0 Shares.  Paul Dimitriadis has the sole power to dispose or direct the disposition of 31,250 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Peter Grosskopf may be deemed to be the beneficial owner of 2,000,000 Shares, constituting 1.4% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Peter Grosskopf has the sole power to vote or direct the vote of 2,000,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Peter Grosskopf has the sole power to dispose or direct the disposition of 2,000,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Narinder Nagra may be deemed to be the beneficial owner of 200,000 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Narinder Nagra has the sole power to vote or direct the vote of 200,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Narinder Nagra has the sole power to dispose or direct the disposition of 200,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Jim Grosdanis may be deemed to be the beneficial owner of 94,000 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Jim Grosdanis has the sole power to vote or direct the vote of 94,000 Shares and the shared power to vote or direct the vote of 0 Shares.  Jim Grosdanis has the sole power to dispose or direct the disposition of 94,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Andrew Steuter may be deemed to be the beneficial owner of 180,200 Shares, constituting 0.1% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Andrew Steuter has the sole power to vote or direct the vote of 180,200 Shares and the shared power to vote or direct the vote of 0 Shares.  Andrew Steuter has the sole power to dispose or direct the disposition of 180,200 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Rick Rule may be deemed to be the beneficial owner of 9,251,293 Shares, constituting 6.3% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Arthur Richards Rule has the sole power to vote or direct the vote of 9,251,293 Shares and the shared power to vote or direct the vote of 0 Shares.  Arthur Richards Rule has the sole power to dispose or direct the disposition of 9,251,293 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Dundee Corporation may be deemed to be the beneficial owner of 15,483,334 Shares, constituting 10.5% of the Shares, based upon 146,976,919 Shares outstanding as of the date hereof.  Dundee Corporation has the sole power to vote or direct the vote of 15,483,334 Shares and the shared power to vote or direct the vote of 0 Shares.  Dundee Corporation has the sole power to dispose or direct the disposition of 15,483,334 Shares and the shared power to dispose or direct the disposition of 0 Shares.

**  As a consequence of entering into the Support Agreements, the Reporting Persons may be deemed to be members of a group and therefore the Reporting Persons may be deemed to collectively beneficially own as of the record date for the Meeting, and to have the shared power to vote, 54,704,239 Shares, representing approximately 37.2% of the Shares (on an undiluted basis).

David Black, Brian Bayley, Murray John, Dale Peniuk, Stewart Robertson, Paul Dimitriadis, Peter Grosskopf, Jim Grosdanis,  Arthur Richards Rule and Dundee Corporation have not engaged in any transactions in the Shares during the past 60 days.

The transactions by managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

The transactions by Murray Sinclair in the securities of the Issuer during the past sixty days are set forth in Exhibit C.

The transactions by Narinder Nagra in the securities of the Issuer during the past sixty days are set forth in Exhibit D.

The transactions by Andrew Steuter in the securities of the Issuer during the past sixty days are set forth in Exhibit E.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 8, 2013, Sprott Inc. and the Issuer’s board of directors entered into the Arrangement Agreement.  For a description of the Arrangement Agreement, please see the response to Item 4 above.

Pursuant to the currently scheduled June 25, 2013 vote to effectuate the Arrangement Agreement, Sprott Inc. entered into Support Agreements with directors and officers and certain shareholders of the Issuer.  As a consequence of entering into the Support Agreements, the Reporting Persons may be deemed to be members of a group and therefore the Reporting Persons may be deemed to collectively beneficially own as of the record date for the Meeting, and to have the shared power to vote, 54,704,239 Shares, representing approximately 37.2% of the Shares (on an undiluted basis).  For a further discussion of the Support Agreements, please see the response to Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in Shares by Sprott Inc.
Exhibit C:  Schedule of Transactions in Shares by Murray Sinclair
Exhibit D:  Schedule of Transactions in Shares by Narinder Nagra
Exhibit E:  Schedule of Transactions in Shares by Andrew Steuter
Exhibit F: Arrangement Agreement (incorporated by reference to the Schedule 13E-3 filed by the Issuer on May 31, 2013)
Exhibit G: Form of Support Agreements (incorporated by reference to the Schedule 13E-3 filed by the Issuer on May 31, 2013)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2013
(Date)

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Murray Sinclair

By:	/s/ Murray Sinclair

David Black

By:	/s/ David Black

Brian Bayley

By:	/s/ Brian Bayley

Murray John

By:	/s/ Murray John

Dale Peniuk

By:	/s/ Dale Peniuk

Stewart Robertson

By:	/s/ Stewart Robertson

Paul Dimitriadis

By:	/s/ Paul Dimitriadis

Peter Grosskopf

By:	/s/ Peter Grosskopf

Narinder Nagra

By:	/s/ Narinder Nagra

Jim Grosdanis

By:	/s/ Jim Grosdanis

Andrew Steuter

By:	/s/ Andrew Steuter

Arthur Richards Rule

By:	/s/ Arthur Richards Rule

Dundee Corporation

By:	/s/ Sivan Fox
Name: Sivan Fox Title: Vice President, Legal

***  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF SPROTT INC.

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of June 14, 2013.

Name and Title	Principal Occupation	Country of Citizenship	Present Principal Occupation or Employment

Eric S. Sprott, Chairman	Chief Executive Officer	Canada
Mr. Sprott is Chief Executive Officer of Sprott Asset Management L.P. He is Chief Executive Officer and a Director of SAM GP He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.

Marc Faber, Director	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.

James T. Roddy, Director	Corporate Director	Canada

Arthur Richards Rule, Director	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.

Paul H. Stephens, Director	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC

Peter Grosskopf, Chief Executive Officer	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp.

Kevin Bambrough, President	President	Canada	Mr. Bambrough is President of Sprott Inc., President and Chief Executive Officer of Sprott Consulting L.P. and Sprott Consulting GP and Market Strategist of Sprott Asset Management L.P.
Steven Rostowsky, Chief Financial Officer	Chief Financial Officer	Canada	Mr. Rostowsky is the Chief Financial Officer of Sprott Asset Management L.P., Chief Financial Officer of Sprott Inc., and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Schedule B

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF DUNDEE CORPORATION

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of June 14, 2013.

Name	Title	Country of Citizenship	Present Principal Occupation or Employment

Normand Beauchamp	Director	Canada	President, Capital NDSL Inc., an investment company

Michael Cooper	Director	Canada	President and Chief Executive Officer, Dundee Realty, a real estate company

David Goodman	Director	Canada	Scotiabank, Global Asset Management Advisory Board

Jonathan Goodman	Director	Canada	Chairman, Dundee Precious, an operating mining company

Ned Goodman	President, Chief Executive Officer and Director	Canada	President and Chief Executive Officer and Director, Dundee Corporation and Goodman Investment Counsel

Harold P. Gordon	Chairman and Director	U.S.A.	Chairman, Dundee Corporation

Ellis Jacob	Director	Canada	President and Chief Executive Officer, Cineplex Inc., an entertainment company

Dr. Frederick H. Lowy	Director	Canada	Retired

Garth A.C. MacRae	Director	Canada	Retired

Robert McLeish	Lead Director	Canada	Independent Consultant

K. Barry Sparks	Director	Canada	President, Torvan Capital Group, a corporate advisory and management company

Jeremy Soames	Director	United Kingdom	Chairman, Barbican Managing Agency Limited

Murray Sinclair	Director	Canada	Chairman, Sprott Resource Lending Corp.

Sivan Fox	Vice President, Legal	Canada	Vice President, Legal, Dundee Corporation

Mark Goodman	Vice President	Canada	Vice President, Dundee and Executive Chairman of the Board of Directors of Cogitore Resources Inc.

Lili Mance	Corporate Secretary	Canada	Corporate Secretary, Dundee Corporation

Perina Montesano	Vice President, Internal Audit	Canada	Vice President, Internal Audit, Dundee Corporation

Kevin Ng	Vice President, Taxation	Canada	Vice President, Taxation, Dundee Corporation

Lucie Presot	Vice President and Chief Financial Officer	Canada	Vice President and Chief Financial Officer, Dundee Corporation

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 14, 2013, relating to the Common Shares of Sprott Resource Lending Corp. shall be filed on behalf of the undersigned.

June 14, 2013
(Date)

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Murray Sinclair

By:	/s/ Murray Sinclair

David Black

By:	/s/ David Black

Brian Bayley

By:	/s/ Brian Bayley

Murray John

By:	/s/ Murray John

Dale Peniuk

By:	/s/ Dale Peniuk

Stewart Robertson

By:	/s/ Stewart Robertson

Paul Dimitriadis

By:	/s/ Paul Dimitriadis

Peter Grosskopf

By:	/s/ Peter Grosskopf

Narinder Nagra

By:	/s/ Narinder Nagra

Jim Grosdanis

By:	/s/ Jim Grosdanis

Andrew Steuter

By:	/s/ Andrew Steuter

Arthur Richards Rule

By:	/s/ Arthur Richards Rule

Dundee Corporation

By:	/s/ Sivan Fox
Name: Sivan Fox Title: Vice President, Legal

Exhibit B

Schedule of Transactions in Shares by the transactions by managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
5/21/13	Common Shares		88,280	$1.50
5/22/13	Common Shares		171,600	$1.50
6/04/13	Common Shares		1,000	$1.46

Exhibit C

Schedule of Transactions in Shares by Murray Sinclair

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
5/29/13	Common Shares		2,000,000	$1.50

Exhibit D

Schedule of Transactions in Shares by Narinder Nagra

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
5/13/2013	Common Shares	100,000		$1.53

Exhibit E

Schedule of Transactions in Shares by Andrew Steuter

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
5/14/13	Common Shares	59,000		$1.50
5/15/13	Common Shares	25,500		$1.46
5/27/13	Common Shares	35,000		$1.50

SK 03883 0017 1390288